Filed Pursuant to Rule 424(b)(3)

Registration No. 333-187709

Prospectus Supplement No. 1 to Reoffer Prospectus

of

EMPIRE RESORTS, INC.

855,486 Shares of Common Stock, par value $0.01 per share

Issuable Pursuant to the Second Amended and Restated 2005 Equity Incentive Plan

This Prospectus Supplement dated December 19, 2014 (this “Supplement”), supplements the reoffer prospectus filed as part of the Registration Statement on Form S-8 filed by Empire Resorts, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 3, 2013 (the “Prospectus”), relating to the offer and sale by certain of our executive officers and directors (also called “Selling Stockholders”), who may be deemed “affiliates” of the Company as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), of our common stock that is held, or may be acquired, upon the exercise of stock options and the vesting of restricted common stock pursuant to our Second Amended and Restated 2005 Equity Incentive Plan, which we refer to herein as the “Plan”. This prospectus covers 268,113 shares of our currently outstanding restricted shares of common stock that are owned by the Selling Stockholders and up to 587,373 shares issuable upon the exercise of currently outstanding options.

You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent the information in this Supplement supersedes the information contained in the Prospectus.

Our common stock is quoted on the Nasdaq Global Market under the symbol “NYNY”. On December 18, 2014, the closing sales price of our common stock on the Nasdaq Global Market was $8.04 per share.

The shares included in this Supplement may be offered and resold directly by the Selling Stockholders in the open market at prevailing prices or in individually negotiated transactions, through agents designated from time to time or through underwriters or dealers. We will not control or determine the price at which a Selling Stockholder decides to sell its shares. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

You should carefully read and consider the risk factors under Item 1A beginning on page 10 of our Annual Report on Form 10-K for the year ended December 31, 2013 for risks relating to investment in the Company’s securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Supplement. Any representation to the contrary is a criminal offense.

The information set forth under the caption “Selling Stockholders” in the Prospectus is amended and restated in its entirety as set forth below and is provided for the primary purpose of updating the table of selling stockholders contained in the Prospectus.

SELLING STOCKHOLDERS

Shares may be acquired by certain employees, officers, directors and consultants to the Company who may be deemed affiliates pursuant to the terms of the Plan. Executive officers, directors or others who are considered to be affiliates of the Company who acquire common stock under the Plan may be added to the list of selling securityholders and their number of shares to be sold may be increased or decreased by the use of future prospectus supplements filed with the SEC. Each selling securityholder will receive all of the net proceeds from any sale from time to time of his Shares subject of this Supplement in conjunction with the Prospectus. The inclusion of the Shares in the table below does not constitute a commitment to sell any such Shares.

The information in the following table is as of December 18, 2014.

Name of Selling Stockholder (1)	Position	Number of Shares Beneficially Owned		Number of Shares Offered		Number of Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned After Offering
Edmund Marinucci	Director	18,110	(2)	26,220	(2)	—	*
Joseph A. D’Amato	Chief Executive Officer and Director	33,964	(3)	85,833	(3)	1,464	*
Nancy Palumbo	Director	46,668	(4)	88,334	(4)	—	*
Emanuel R. Pearlman	Director	20,834	(5)	339,933	(5)	—	*
Gregg Polle	Director	43,334	(6)	81,667	(6)	—	*
James Simon	Director	73,863	(7)	106,666	(7)	27,196	*
Laurette J. Pitts	Executive Vice President, Chief Operating Officer and Chief Financial Officer	20,000	(8)	25,167	(8)	—	*
Charles Degliomini	Executive Vice President	20,923	(9)	61,666	(9)	923	*
Nanette L. Horner	Executive Vice President, Chief Counsel and Chief Compliance Officer	20,000	(10)	40,000	(10)	—	*

* less than 1%

(1)	Unless otherwise indicated, the address of each stockholder, director, and executive officer listed above is Empire Resorts, Inc., c/o Monticello Casino and Raceway, 204 State Route 17B, P.O. Box 5013, Monticello, New York 12701.
(2)	Consists of 18,110 shares of common stock, of which none are vested, and 8,110 options to purchase common stock, of which all are vested. An additional 8,110 shares vest on January 10, 2015 and the remaining 10,000 shares vest on January 4, 2016.
(3)	Consists of 33,964 shares of common stock, of which 9,797 are vested, and options to purchase 53,333 shares of common stock, of which all are vested. An additional 7,500 shares of common stock vest on February 11, 2015, an additional 8,333 shares vest on November 12, 2015, and the remaining 8,334 shares vest on November 12, 2016.

(4)	Consists of 46,668 shares of common stock, of which 26,668 are vested, and options to purchase 41,666 shares of our common stock, of which all are vested. An additional 10,000 shares of common stock vest on January 10, 2015 and the remaining 10,000 shares vest on January 4, 2016.
(5)	Consists of 20,834 shares of our common stock, of which 834 are vested, and options to purchase 319,099 shares of common stock, of which all are vested. An additional 10,000 shares of common stock vest on January 10, 2015 and the remaining 10,000 shares vest on January 4, 2016.
(6)	Consists of 43,334 shares of common stock, of which 23,334 are vested, and options to purchase 38,333 shares of common stock, of which all are vested. An additional 10,000 shares of common stock vest on January 10, 2015 and the remaining 10,000 shares vest on January 4, 2016.
(7)	Consists of 73,863 shares of common stock, of which 53,863 are vested, and options to purchase 59,999 shares of common stock, of which all are vested. An additional 10,000 shares of common stock vest on January 10, 2015 and the remaining 10,000 shares vest on January 4, 2016.
(8)	Consists of 20,000 shares of common stock, of which 4,166 are vested, and options to purchase 5,167 shares of common stock, of which all are vested. An additional 7,500 shares of common stock vest on February 11, 2015, an additional 4,167 shares vest on November 12, 2015 and the remaining 4,167 shares vest on November 12, 2016.
(9)	Consists of 20,923 shares of common stock, of which 5,089 are vested, and options to purchase 41,666 shares of common stock, of which all are vested. An additional 7,500 shares of common stock vest on February 11, 2015, an additional 4,167 shares vest on November 12, 2015 and the remaining 4,167 shares vest on November 12, 2016. Includes 923 shares owned by Fox-Hollow Lane LLC, of which Charles Degliomini is the managing member.
(10)	Consists of 20,000 shares of common stock, of which 4,166 are vested, and options to purchase 20,000 shares of common stock, of which all are vested. An additional 7,500 shares of common stock vest on February 11, 2015, an additional 4,167 shares vest on November 12, 2015 and the remaining 4,167 shares vest on November 12, 2016.

This Supplement is dated December 19, 2014

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